Exhibit 99.1

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VOLUNTARY ANNOUNCEMENT

MASTER AGREEMENT ON STRATEGIC TECHNICAL COLLABORATION

AND JOINT SOURCING PROGRAM WITH VOLKSWAGEN GROUP

XPeng Inc. (the “Company” or “XPENG”) and the Volkswagen Group are pleased to announce that, further to XPENG’s announcements dated July 26, 2023 and December 6, 2023 (the “Announcements”) in connection with the Volkswagen’s share purchase of 4.99% shareholding in XPENG and the framework agreement on strategic technical collaboration, XPENG and the Volkswagen Group have entered into a Master Agreement on Platform and Software strategic technical collaboration (“Master Agreement”), marking a significant milestone in the strategic partnership of both parties. The execution of the Master Agreement not only accelerates the joint development of the two B-class battery electric vehicles but also paves the way for an extended and deeper strategic collaboration in the future. Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcements.

As part of the Master Agreement, both parties have also entered into a Joint Sourcing Program for the common parts of vehicles and platform that used by both parties. By sharing the scale of both parties combined and leveraging Volkswagen Group’s world-class supply chain, the Joint Sourcing Program will target to jointly reduce the cost of the platform, achieving significant synergies for the strategic partnership and competitiveness of the B-class BEVs being jointly developed.

“The signing of the Master Agreement represents another significant milestone we achieved together with our partner Volkswagen Group. There is no precedent of the strategic partnership between Volkswagen and XPENG. However, the commitment by both companies and the trust built between our R&D teams over the past eight months have made the success of our project possible. Combining Volkswagen’s highly reputable vehicle development and engineering capability with XPENG’s Smart EV technologies, we will deliver the best smart EV products to Chinese consumers,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “With the long-term vision of our strategic partnership, both parties contribute their best to the partnership. We have started to realize synergies through our Joint Sourcing Program. I firmly believe there is a lot of upside potential to this partnership that we can explore.”

Ralf Brandstätter, Board Member of Volkswagen AG for China: “In the world’s largest and fastest-growing EV market, speed is fundamental when it comes to tapping into promising market segments. To constantly increase our local portfolio, we are expanding our own development capacities in China. Thereby, consistently following our strong “in China, for China” approach focusing on the specific needs of the Chinese customers. Through the partnership with XPENG, we are not only accelerating development times, but also boosting efficiency and optimizing cost structures. This increases the competitiveness in a highly price sensitive market environment significantly.”

Brandstätter added: “The fast finalisation of the Master Agreement after the strategic partnership announcement last year already shows the great potential of this collaboration. The two teams are working closely together with a clear goal: to combine the strengths of both parties to bring smart products onto the road for our customers.”

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Thursday, February 29, 2024

This announcement contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; the Company’s expectations regarding demand for, and market acceptance of, its products and services; the Company’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Ms. Xiao Hu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

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